[Aegis Letterhead]

June 8, 2006
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Aegis Asset Backed Securities Corporation Amendment No. 3 to Registration Statement on Form S-3 File No. 333-129478

Ladies and Gentlemen:

The undersigned, Aegis Asset Backed Securities Corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. on June 12, 2006, or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AEGIS ASSET BACKED SECURITIES CORPORATION

By:	/s/ Patrick A. Walden
Name: Patrick A. Walden Title: President